Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 of CytoMed Therapeutics Limited of our report dated April 28, 2025 with respect to our audits of consolidated statements of financial positions of CytoMed Therapeutics Limited and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, changes in equity, and cash flows in each of the years for the three-year period ended December 31, 2024 and the related notes, which included in the Company’s Annual Report on Form 20-F filed on April 28, 2025.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
June 13, 2025	Certified Public Accountants
PCAOB ID: 1171